

For Immediate Release

8x8, Inc.

8x8, Inc. Reports Record Second Quarter Fiscal 2012 Results

Revenue from Business Customers Grows 21% Year over Year;
Completes Acquisition of Contactual, the Leading SaaS Call Center Provider

SUNNYVALE, Calif., -- October 19, 2011 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications and cloud computing solutions, today reported financial operating results for the second quarter of fiscal 2012, the period ended September 30, 2011.

Total revenue for the second quarter of fiscal 2012 was a record $19.8 million, a 7% sequential increase compared to revenue of $18.5 million in the prior quarter and a 14% increase compared to revenue of $17.4 million for the same period of fiscal 2011. Revenue from business customers grew 21% year-over-year and represented 91% of total revenue. Revenue from 8x8 cloud data services grew to 3.1% of total revenue in the second quarter of 2012, up from 2.5% of total revenue in the prior quarter.

Net income for the second quarter of fiscal 2012 was $0.8 million or $0.01 per share, compared to $0.03 per share in the same period last year. Operating income, which included one-time acquisition related expenses of approximately $480,000, was $0.9 million in the second quarter of fiscal 2012. Depreciation, amortization and stock-based compensation were approximately $378,000, $48,000 and $329,000, respectively.

Business customer churn was 2.1%, compared to a churn rate of 2.2% for the same period last year. The Company ended the quarter with 26,727 business customers, including 250 customers added from the Contactual acquisition, up from 25,455 in the prior quarter and 22,167 customers a year ago.

“8x8 performed exceptionally well during the second quarter of fiscal 2012 as we experienced unusually strong summer demand for our cloud-based unified communications solutions,” said 8x8 Chairman & CEO Bryan Martin. “At the same time, we executed upon several key strategic initiatives that underscore 8x8’s unique role as the one stop shop for industry-leading, ‘gold standard’ solutions, highlighted this quarter by the expansion of our offerings with the acquisition of Contactual. In addition, this past August was the best month ever for recurring revenue generated and a recently conducted customer survey confirmed our belief that businesses are increasingly choosing 8x8’s service offerings not only to lower expenses but to also leverage the features and flexibility of these solutions to position themselves for future growth.”

As of September 30, 2011, the Company had $19.1 million in cash, cash equivalents and investments, compared with $17.9 million on September 30, 2010 and $18.9 million on June 30, 2011.

"Moving forward on our previously stated intent to go upmarket, we are investing in additional sales and marketing to reach larger businesses and government customers, and we are already seeing traction in those efforts," Mr. Martin added. "During the quarter, approximately 300 of our new business voice customers, not including Contactual customers, subscribed to more than 25 physical lines and we are excited about the prospects we see in these markets through our new sales channel partners."

Q2FY'12 Business Highlights:

- Record overall revenue of $19.8 million, up 7% compared to revenue of $18.5 million in the previous quarter and 14% compared to revenue of $17.4 million for the same period of fiscal 2011

- 21% year-over -year increase in revenue from business customers, representing 91% of total revenue

- Net income of $0.8 million or $0.01 per share, compared to $1.9 million, or $0.03 per share, for the prior quarter and $2 million, or $0.03 per share, for the same period last year

- Operating income of $0.9 million, including approximately $480,000 of acquisition related expenses

- Revenue from 8x8 cloud data services grew to 3.1% of total revenue in the second quarter of 2012, up from 2.5% of total revenue in the prior quarter

- Acquired privately-held Contactual, Inc., a leading provider of cloud-based call center and customer interaction management solutions, on September 15, 2011

- Reported average lines and services of 12.4 for new customers and 9 across entire customer base, compared to 12.6 and 8.4, respectively, in the prior quarter

- Reported average monthly service revenue per user (ARPU) of $207 compared to $200 in the prior quarter

- Announced City of Garden Grove, California customer win to provide cloud-based disaster recovery services for its VMware vSphere virtualization platform

- Launched new "Virtual Room" cloud-based videoconferencing solution for SMBs in conjunction with Polycom

Management will host a conference call to discuss these results and other matters related to the Company's business today, October 19, 2011, at 4:30 p.m. ET. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417, domestic
	(408) 427-3791, international
Replay:	(855) 859-2056, domestic (Conference ID 14450371)
	(404) 537-3406, international (Conference ID 14450371)
Webcast:	http://investors.8x8.com/

Additional presentation materials: http://virtualmeeting.8x8.com/Q2FY2012Earnings

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT), a pioneer in the development of cloud-based VoIP, video, mobile, and unified communications solutions, leverages its patented software technologies to deliver industry-leading SaaS applications to businesses of any size with employees in any location. We offer integrated business communications and cloud computing services that are designed to meet the highest levels of availability, reliability and scalability. Increasingly, businesses are finding they can reduce costs, improve productivity, and be positioned competitively for the future by choosing 8x8 for their mission critical, cloud-based communications and computing needs. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, 8x8 Virtual Office and 8x8 Virtual Office Pro are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

| | Three Months Ended September 30, | | | Six Months Ended September 30, | | |
	2011		2010		2011		2010
Service revenues	$ 18,013	$	16,071	$	35,034	$	31,434
Product revenues	1,806		1,296		3,292		2,767
Total revenues	19,819		17,367		38,326		34,201
Operating expenses:							
Cost of service revenues	4,059		3,589		7,874		6,971
Cost of product revenues	2,613		2,031		4,883		4,057
Research and development	1,540		1,271		2,947		2,497
Selling, general and administrative	10,742		8,525		20,151		17,883
Total operating expenses	18,954		15,416		35,855		31,408
Income from operations	865		1,951		2,471		2,793
Other income (expense), net	(11)		12		9		34
Income on change in fair value of warrant liability	-		9		-		167
Income before provision for income taxes	854		1,972		2,480		2,994
Provision (benefit) for income taxes	22		3		(299)		7
Net income	$ 832	$	1,969	$	2,779	$	2,987
Net income per share:							
Basic	$ 0.01	$	0.03	$	0.04	$	0.05
Diluted	$ 0.01	$	0.03	$	0.04	$	0.05
Weighted average number of shares:							
Basic	63,710		63,383		62,989		63,495
Diluted	67,759		64,847		66,833		64,807

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2011		March 31, 2011
ASSETS			
Current assets			
Cash and cash equivalents	$ 17,200	$	16,474
Restricted cash	28		-
Investments	1,904		1,927
Accounts receivable, net	1,796		863
Inventory	654		2,105
Other current assets	1,195		707
Total current assets	22,777		22,076
Property and equipment, net	3,252		2,398
Other assets	35,638 (1)		2,110
Total assets	$ 61,667	$	26,584
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 4,719	$	4,551
Accrued compensation	2,611		1,722
Accrued warranty	391		362
Deferred revenue	1,323		835
Other accrued liabilities	4,073		3,214
Total current liabilities	13,117		10,684
Other liabilities	409		39
Total liabilities	13,526		10,723
Total stockholders' equity	48,141		15,861
Total liabilities and stockholders' equity	$ 61,667	$	26,584

(1) The year to date change in other assets includes purchase accounting increases to goodwill of $20.2 million and intangibles of $11.2 million from the acquisition of Contactual, Inc.

8x8, Inc.
Selected Operating Statistics

	FQ211	FQ311	FQ411	FQ112	FQ212
Gross business customer additions (1)	2,450	2,798	3,009	2,897	3,176
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,459	1,524	1,645	1,593	1,620
Business customer churn (less cancellations within 30 days of sign-up) (2)	2.2%	2.2%	2.3%	2.1%	2.1%
Total business customers (3)	22,167	23,251	24,385	25,455	26,727
Business customer average monthly service revenue per customer (4)	$ 209	$ 209	$ 204	$ 200	$ 207
Overall service margin	78%	77%	78%	78%	77%
Overall product margin	-57%	-65%	-73%	-53%	-45%
Overall gross margin	68%	68%	67%	67%	66%
Business subscriber acquisition cost per service (5)	$ 108	$ 99	$ 91	$ 89	$ 101
Average number of services subscribed to per business customer	7.7	7.8	8.0	8.4	9.0
Business customer subscriber acquisition cost (6)	$ 826	$ 768	$ 725	$ 743	$ 906

(1) Includes 49 and 250 customers acquired in the first quarter of fiscal 2011 and second quarter of 2012 from Central Host, Inc. and Contactual, Inc. and does not include customers of Virtual Office Solo or Zerigo, Inc. ("Zerigo").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30 day trial period are considered to be customers that are paying for service. Customers subscribing to Virtual Office Solo or Zerigo services are not included as business customers.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period.

(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.